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                             November 15, 2021

       Bill Chen
       Chairman and Chief Executive Officer
       Lakeshore Acquisition II Corp.
       555 Shihui Road, Songjiang District
       Shanghai, China, 201100

                                                        Re: Lakeshore
Acquisition II Corp.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
8, 2021
                                                            CIK No. 0001867287

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 filed October 8, 2021

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that your principal executive offices are located in
China and that you may be seeking to acquire a company that may be based in China in an
initial business combination. Your cover page disclosure also should describe the
legal and operational risks associated with being based in or acquiring a company that does
business in China, and not only provide a cross-reference to disclosure elsewhere in
the document. Please also expand your cover page disclosure to address how recent
statements and regulatory actions by China   s government, such as
                                                        those related to the
use of variable interest entities and data security or anti-monopoly
 Bill Chen
FirstName LastNameBill   Chen
Lakeshore Acquisition II Corp.
Comapany 15,
November  NameLakeshore
              2021         Acquisition II Corp.
November
Page  2   15, 2021 Page 2
FirstName LastName
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Provide on the cover page a clear description of how cash will be transferred through the postcombination organization if you acquire a company based in China and whether any cash transfers, dividends or distributions have been made to date. Summary, page 1

3. We note your disclosure in the first paragraph following the bullet-point list on page 20.
         Please expand to include cross-references to the more detailed discussion of significant regulatory, liquidity, and enforcement risks posed to investors for being based in or acquiring a company in China.
4. We note your disclosure on page 20 that you believe you are not required to obtain material licenses or approvals to operate, and that you are not required to obtain approvals to issue your ordinary shares to foreign investors. Please expand your disclosure to address the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
5. Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors that may apply after a business combination with a company based in
         China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Risk Factors
We may be liable for improper use or appropriation of personal information provided by others..., page 55

6. Please expand your disclosure on page 55, where you discuss the uncertainty in cybersecurity laws and regulations and note that you or the combined company following a business combination could be subject to cybersecurity review, to describe how the oversight of the Cyberspace Administration of China could impact the process of searching for a target and completing an initial business combination. The Chinese government may intervene or influence the operations of a target business that we acquire at any time..., page 56

7. Please expand your disclosure to describe the recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are
 Bill Chen
Lakeshore Acquisition II Corp.
November 15, 2021
Page 3
      conducted overseas and/or foreign investment in China-based issuers.
U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, may restrict..., page 57

8. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
      Accountable Act and as a result an exchange may determine to delist your securities.
      Please also discuss that the United States Senate passed the Accelerating Holding Foreign
      Companies Accountable Act, which, if enacted, would decrease the number of non-
      inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
       You may contact Frank Knapp 202-551-3805 at or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameBill Chen
                                                          Division of
Corporation Finance
Comapany NameLakeshore Acquisition II Corp.
                                                          Office of Real Estate
& Construction
November 15, 2021 Page 3
cc:       Giovanni Caruso
FirstName LastName